Exhibit 99.1

Allot Communications Announces Third Quarter 2015
Financial Results

Hod Hasharon, Israel - October 29, 2015 - Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empowers communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital lifestyle, today announced its third quarter 2015 results.

Q3 2015 – Financial Highlights:

•	Non-GAAP revenues were $23.5 million, down 22% year over year

•	Non-GAAP gross margin reached 77%

•	Non-GAAP operating profit was 1%

•	Book-to-bill was above one

•	The Company recorded positive operating cash flow of $2.9 million

•	Net cash and cash equivalents as of September 30, 2015 totaled $122.8 million

Financial results:

On a GAAP basis, total revenues for the third quarter of 2015 were $23.5 million compared to $21.6 million of revenue reported for the second quarter of 2015 and $30.1 million of revenue reported for the third quarter of 2014.  Net loss for the third quarter of 2015 was $3.4 million, or $0.10 per basic and diluted share. This compares with a net loss of $6.0 million, or $0.18 per basic and diluted share, in the second quarter of 2015 and a net profit of $0.8 million, or $0.02 per basic and diluted share, in the third quarter of 2014.

On a non-GAAP basis, total revenues for the third quarter of 2015 were $23.5 million, compared with $21.6 million of revenue reported for the second quarter of 2015 and $30.1 million of revenue reported for the third quarter of 2014.  On a non-GAAP basis, net loss for the third quarter of 2015 was $0.7 million, or $0.02 per basic and diluted share. This compares with non-GAAP net loss of $3.0 million, or $0.09 per basic and diluted share, in the second quarter of 2015 and non-GAAP net income of $3.1 million, or $0.09 per basic and diluted share, in the third quarter of 2014.

Q3 2015 - Key Achievements:

•	During Q3 2015, 18 large orders were received, 4 of which were from new customers

•	7 of the large orders came from mobile-service providers and 7 were from fixed-line service providers

•	In addition, 4 large orders were received for private and public cloud deployments

•	During Q3, 2015, Allot received three, over $1 million deals, compared to 6 in the previous quarter and 4 during Q3, 2014.

•	Allot is collaborating with HP by offering its virtualized security services on the HP OpenNFV cloud platform.

•	Allot received an $8 million expansion order from a tier-1 fixed line operator in APAC.

•	Allot received, after the end of the third quarter a follow on order of over $10 million, from an existing Tier 1 service provider. This order is included in the fourth quarter's booking.

•	Published the latest MobileTrends report revealing that 6% of mobile subscribers visit risky websites every day.

“During the third quarter of 2015, our revenues and booking grew sequentially and we expect further sequential increase in the fourth quarter. We are also pleased with the strong momentum of our security segment." said Mr. Andrei Elefant, President & CEO of Allot Communications. "We continue to control our OPEX and align it with the revenue level without compromising our future growth." Added Mr. Elefant. “We are encouraged with the new win of over $10 million that we booked in the beginning of the fourth quarter from an existing customer and we expect to recognize the majority of this order during 2016. This win together with the current backlog and prospects make us believe that we will return to growth in 2016.” Concluded Mr. Elefant.

2015 Outlook

The Company reiterates its previously provided guidance and expects total non-GAAP revenues to be in the range of $100 million to $105 million for full year 2015.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss third quarter 2015 earnings results today at 8:30 AM ET, 2:30 p.m. Israel time. To access the conference call, please dial one of the following numbers: US: +1212 444 0412, UK: +44(0)2031408286, Israel: +97237219510, participant code 4389708.

A replay of the conference call will be available from 12:00 AM ET on October 30 2015 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44(0) 2034270598, access code:  4389708. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, inventory write-off expenses, regulatory matter expenses, acquisition-related expenses, restructuring costs and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

Investor Relations Contact: Rami Rozen AVP Corporate Development	Public Relations Contact: Sigalit Orr Director Corporate Communications International access code +972-54-268-1500 sorr@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$23,461	$30,101	$74,585	$86,551
Cost of revenues	6,042	8,059	20,242	24,311
Gross profit	17,419	22,042	54,343	62,240

Operating expenses:
Research and development costs, net	6,446	7,240	19,946	21,649
Sales and marketing	10,532	11,411	33,176	32,544
General and administrative	2,867	2,798	9,492	8,616
Total operating expenses	19,845	21,449	62,614	62,809
Operating profit (loss)	(2,426)	593	(8,271)	(569)
Financial and other income (loss), net	(910)	224	(816)	460
Profit (loss) before income tax benefit	(3,336)	817	(9,087)	(109)

Tax expenses	67	52	374	134
Net profit (loss)	$(3,403)	$765	$(9,461)	$(243)

Basic net profit (loss) per share	$(0.10)	$0.02	$(0.28)	$(0.01)

Diluted net profit (loss) per share	$(0.10)	$0.02	$(0.28)	$(0.01)

Weighted average number of shares
used in computing basic net
earnings per share	33,512,755	33,234,558	33,443,418	33,096,065

Weighted average number of shares
used in computing diluted net
earnings per share	33,512,755	33,631,356	33,443,418	33,096,065

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Three Months Ended
	September 30, 2015		September 30, 2014
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP operating profit (loss)	$(2,426)	(10)%	$593	2%
Share-based compensation (1)	1,754		1,894
Amortization of intangible assets (2)	778		457
Expenses related to M&A activities (3)	101		-
Fair value adjustment for acquired deferred revenues write down	11		11
Non-GAAP Operating income	$218	1%	$2,955	10%

GAAP net profit (loss)	$(3,403)	(15)%	$765	3%
Share-based compensation (1)	1,754		1,894
Amortization of intangible assets (2)	778		457
Expenses related to M&A activities (3)	119		-
Fair value adjustment for acquired deferred revenues write down	11		11
Non-GAAP net income (Loss)	$(741)	(3)%	$3,127	10%

GAAP profit (loss) per share (diluted)	$(0.10)		$0.02
Share-based compensation	0.05		0.05
Amortization of intangible assets	0.03		0.02
Expenses related to M&A activities	0.00		-
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Non-GAAP Net income (loss) per share (diluted)	$(0.02)		$0.09

(1) Share-based compensation:
Cost of revenues	$80		$90
Research and development costs, net	426		476
Sales and marketing	680		830
General and administrative	568		498
	$1,754		$1,894

(2) Amortization of intangible assets
Cost of revenues	$620		$400
Sales and marketing	158		57
	$778		$457

(3) Expenses related to M&A activities
General and administrative	$101		$-
Research and development costs, net	-		-
Sales and marketing	-		-
Finanacial expensees	18		-
	$119		$-

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine Months Ended		Nine Months Ended
	September 30, 2015		September 30, 2014
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP operating loss	$(8,271)	(11)%	$(569)	(1)%
Share-based compensation (1)	5,547		5,872
Amortization of intangible assets (2)	2,075		1,387
Expenses related to M&A activities (3)	678		33
Fair value adjustment for acquired deferred revenues write down	33		34
Non-GAAP Operating income	$62	0%	$6,757	8%

GAAP Net Loss	$(9,461)	(13)%	$(243)	0%
Share-based compensation (1)	5,547		5,872
Amortization of intangible assets (2)	2,075		1,387
Expenses related to M&A activities (3)	960		33
Fair value adjustment for acquired deferred revenues write down	33		34
Non-GAAP net income (loss)	$(846)	(1)%	$7,083	8%

GAAP loss per share (diluted)	$(0.28)		$(0.01)
Share-based compensation	0.16		0.17
Amortization of intangible assets	0.06		0.04
Expenses related to M&A activities	0.03		0.00
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Non-GAAP Net income (loss) per share (diluted)	$(0.03)		$0.21

(1) Share-based compensation:
Cost of revenues	$245		$268
Research and development costs, net	1,271		1,432
Sales and marketing	2,172		2,462
General and administrative	1,859		1,710
	$5,547		$5,872

(2) Amortization of intangible assets
Cost of revenues	$1,701		$1,199
Sales and marketing	374		188
	$2,075		$1,387

(3) Expenses related to M&A activities
General and administrative	$452		$33
Research and development costs, net	45		-
Sales and marketing	181		-
Finanacial expensees	282		-
	$960		$33

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

GAAP Revenues	$23,461	$30,101	$74,585	$86,551

Fair value adjustment for acquired deferred revenues write down	11	11	$33	$34

Non-GAAP Revenues	$23,472	$30,112	$74,618	$86,585

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,112	$19,180
Short term deposits	36,750	59,000
Marketable securities and restricted cash	57,975	54,271
Trade receivables, net	22,491	23,759
Other receivables and prepaid expenses	4,723	5,383
Inventories	9,159	10,109
Total current assets	159,210	171,702

LONG-TERM ASSETS:
Severance pay fund	277	262
Deferred taxes	1,856	1,716
Other assets	3,208	4,948
Total long-term assets	5,341	6,926

PROPERTY AND EQUIPMENT, NET	5,287	5,957
GOODWILL AND INTANGIBLE ASSETS, NET	44,431	28,363

Total assets	$214,269	$212,948

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,112	$6,300
Deferred revenues	13,727	12,704
Other payables and accrued expenses	13,600	14,524
Total current liabilities	32,439	33,528

LONG-TERM LIABILITIES:
Deferred revenues	4,938	4,158
Accrued severance pay	449	282
Other long term liabilities	4,091	0
Total long-term liabilities	9,478	4,440

SHAREHOLDERS' EQUITY	172,352	174,980

Total liabilities and shareholders' equity	$214,269	$212,948

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (Loss)	$(3,403)	$765	$(9,461)	$(243)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	725	764	2,121	2,326
Stock-based compensation related to options granted to employees	1,770	1,894	5,542	5,873
Amortization of intangible assets	779	457	2,013	1,387
Capital loss	123	-	138	-
Decrease (Increase) in accrued severance pay, net	99	(4)	152	(7)
Decrease (Increase) in other assets	334	131	(32)	60
Decrease in accrued interest and amortization of premium on marketable securities	240	275	713	520
Increase (Decrease) in trade receivables	2,150	(1,539)	25	(8,417)
Decrease (Increase) in other receivables and prepaid expenses	844	(1,468)	(469)	(1,269)
Decrease (Increase) in inventories	(1,705)	835	60	756
Increase (Decrease) in long-term deferred taxes, net	-	-	(140)	56
Increase (Decrease) in trade payables	(551)	(2,121)	686	2,181
Increase (Decrease) in employees and payroll accruals	(769)	(598)	(918)	407
Increase in deferred revenues	1,265	1,313	1,648	1,677
Increase in other payables and accrued expenses	1,006	2,212	571	2,459

Net cash provided by operating activities	2,907	2,916	2,649	7,766

Cash flows from investing activities:

Redemption of short-term deposits	-	-	38,000	29,500
Investment in short-term deposit	(15,750)	(30,000)	(15,750)	(30,000)
Purchase of property and equipment	(522)	(900)	(1,606)	(2,513)
Investment in marketable securities	(2,537)	(885)	(20,812)	(19,866)
Proceeds from redemption or sale of marketable securities	4,792	500	16,399	4,764
Acquisitions	-	-	(10,052)	-
Loan provided to third party, net	-	157	-	(2,235)

Net cash provided by (used in) investing activities	(14,017)	(31,128)	6,179	(20,350)

Cash flows from financing activities:

Exercise of employee stock options	4	14	104	1,402

Net cash provided by financing activities	4	14	104	1,402

Increase (Decrease) in cash and cash equivalents	(11,106)	(28,198)	8,932	(11,182)
Cash and cash equivalents at the beginning of the period	39,218	59,829	19,180	42,813

Cash and cash equivalents at the end of the period	$28,112	$31,631	$28,112	$31,631